

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2019

Jeremy Rakusin
Chief Financial Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, Ontario
M5S 2B4

> **Re: FirstService Corporation**
> **Form 40-F for the year ended December 31, 2018**
> **Filed February 20, 2019**
> **File No. 001-36897**

Dear Mr. Rakusin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Doug Cooke